UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

AEW Real Estate Income Fund (Name of Issuer)
Common Stock (Title of Class of Securities)
00104h107 (CUSIP Number)
Coleen Downs Dinneen, Esq.
IXIS Asset Management Distributors, L.P.
399 Boylston Street
Boston, MA 02116
(617) 449-2810
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 26, 2006 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   ( X )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 00104h107

1.	Names of Reporting Persons. Stevenson Capital Management, Inc. I.R.S. Identification No. 77-0561076

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( X )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Cupertino, California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 361,900

	8.	Shared Voting Power N/A

	9.	Sole Dispositive Power 361,900

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 361,900

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 9.4

14.	Type of Reporting Person IA
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SCHEDULE 13D
CUSIP No. 00104h107

1.	Names of Reporting Persons. Walter Stevenson I.R.S. Identification No. 57-1648114

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( X )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization USA, Cupertino, California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 361,900

	8.	Shared Voting Power N/A

	9.	Sole Dispositive Power 361,900

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 361,900

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 9.4

14.	Type of Reporting Person BD
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Item 1. Security and Issuer

         This statement on Schedule 13D relates to shares of common stock of AEW Real Estate Income Fund (Issuer). The principle executive office of the issuer is located at 399 Boylston Street, Boston, MA 02116.

Item 2. Identity and Background.

(a)	Name: Stevenson Capital Management, Inc.

(b)	Residence or business address: 19925 Stevens Creek Blvd Cupertino, CA 95014

(c)	Present Principal Occupation or Employment: The principal business of Stevenson Capital Management is that of a registered investment advisor.

(d)	Criminal Conviction: None of its reporting persons has, during the last 5 years, been convicted in a criminal proceeding (excluding traffic violations).

(e)

Court or Administrative Proceedings:  None of the reporting persons has, during the last 5 years, been a party to a civil proceeding or judicial body, or subject to a judgment or a decree enjoining future violations, or mandates.

(f)	Citizenship: USA

Item 3. Source and Amount of Funds or Other Consideration:

         Purchased on behalf of clients 361,900 shares reported herein by the reporting persons were acquired at an aggregate price of approximately 18.19 (including commissions) using its investment capital in the ordinary course of business.

Item 4. Purpose of Transaction

         Stevenson Capital Management Inc.(SCM) bought RIF to own the underlying asset category and to take advantage of the issuer's expertise in the asset category. Also, the discount to NAV (with its potential to be reduced or eliminated) was an attraction of the transaction. SCM, Inc. intends to continue buying the security as long as it trades at a substantial discount to NAV. If the discount persists SCM, Inc. will urge management to take whatever steps are necessary to reduce or eliminate the discount to NAV. This would include liquidating, open ending or any other step that would benefit shareholders. If a change in the present board would be necessary, SCM, Inc. would propose such a change. Selling securities to eliminate the leverage and pay capital gain distributions would benefit shareholders and will be recommended. A tender offer of a certain percentage of shares at NAV on a regular basis would be a proposal that SCM, Inc. may make. SCM, Inc. realizes that some of its proposals would require a vote under section 13 of the Investment Company Act of 1940.

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(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
No
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
No
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
Yes
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
Yes
(e) Any material change in the present capitalization or dividend policy of the issuer;
Yes
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

Yes
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
No
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

No
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
No
(j) Any action similar to any of those enumerated above.
Yes

Item 5. Interest in Securities of the Issuer.

(a)	The aggregate percentage of shares reported to be beneficially owned by the reporting person is based upon 3.833 million shares outstanding as reported by the Issuer's March Quarterly Report.

(b)	Reporting persons have full power or direction to the dispositon of the shares.

(c)	Information concerning transactions relating to the shares offered through open market transactions by the reporting persons during the past sixty days is attached.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit

5/17/2006
5/17/2006
5/17/2006
5/17/2006
5/17/2006
5/17/2006
5/17/2006
5/17/2006
5/17/2006
5/17/2006
5/17/2006
5/17/2006
5/17/2006
5/17/2006
5/17/2006
5/17/2006
5/24/2006
5/24/2006
5/24/2006
5/24/2006
5/24/2006
5/25/2006
5/25/2006
6/26/2006
6/26/2006
6/27/2006
6/27/2006
6/28/2006

4000 3600 5000 2500 1000 400 1900 1500 2000 1500 4000 1083 1000 1500 15000 2500 1000 3000 1000 4800 4500 1000 3500 1700 400 1300 500 500

74809.95
67320
94438.86
47050
18719.95
7499.95
35530
28140
37409.95
28414.6
74800
20252.1
18700
28059.95
282000
46759.95
18208.35
54645.15
18208.35
88176
81899
18480
64389.85
32120.94
7580
24505
9425
9425

(d)	No person (other than the Reporting Persons) is known to have the right to receive or the power to direct receipt of dividends from or its proceeds from the sale of the shares.

(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None of the reporting persons has any arrangement with any person affiliated with the security of the issuer.

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Item 7. Material to be Filed as Exhibits. Not Applicable

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 26, 2006
Lee A. Scundi
By:	/s/ Lee A. Scundi Lee A. Scundi
Walter Stevenson
By:	/s/ Walter Stevenson Walter Stevenson

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